Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive                                         Justin Jackson (Media)
Mississauga, ON, Canada L5L 4M1           Raj Punwaney, M.D., M.B.A. (Investors)
tel:(905) 569-2265  fax:(905) 569-9231                           Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006


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FOR IMMEDIATE RELEASE


         Vasogen Receives Regulatory Approval to Commence Clinical Trial
                         in Chronic Lymphocytic Leukemia


Toronto, Ontario (April 5, 2001) -- Vasogen Inc. (TSE: VAS; AMEX: MEW) today announced that it has received approval from Health Canada to proceed with a clinical trial to assess the safety and efficacy of its immune modulation therapy in patients with chronic lymphocytic leukemia (CLL). CLL is a serious form of cancer affecting approximately 120,000 individuals in North America and Europe.

The CLL trial is being conducted under the direction of Dr. David Spaner, clinical oncologist, Sunnybrook and Women's Health Sciences Centre, University of Toronto. The study will enroll up to 22 patients with symptomatic CLL. The endpoints that will be measured throughout the duration of the study include reduction in circulating CLL cells, tumor bulk, and safety parameters.

"Current treatment strategies to control symptomatic chronic lymphocytic leukemia are unfortunately limited to intervention with toxic chemotherapeutic agents," said Dr. Spaner, principal investigator for the study. "Given that the malignant B-lymphocytes involved in CLL appear to have escaped normal immune regulation, we would expect Vasogen's immune modulation therapy to be beneficial. We have recently observed very encouraging clinical responses in patients receiving this treatment modality."

Chronic lymphocytic leukemia is characterized by the proliferation of malignant B-lymphocytes in the blood, bone marrow, and lymph tissue, causing enlargement of the lymph nodes, spleen and liver, bone marrow dysfunction, and significantly weakening the immune system. Patients with CLL experience numerous disease-related symptoms including fatigue, weight loss, anemia, bleeding disorders, and increased infections. Late-stage CLL patients have a median survival of less than three years. At present CLL is incurable, with conventional chemotherapeutic agents being used mainly for palliation of symptoms. These agents have serious adverse side effects, including suppression of bone marrow function, nausea, vomiting, and increased risk of infection. Approximately US$300 million is spent annually on therapies for CLL.


                                     -more-

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In addition to CLL,  Vasogen is  advancing  the clinical  development  of immune modulation therapy for the treatment of a number of autoimmune and inflammatory conditions, including psoriasis, peripheral vascular disease, congestive heart failure, ischemia/reperfusion injury, and graft-versus-host disease.


     Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.


Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.